CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[**].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION

June 28, 2018

VIA EDGAR AND OVERNIGHT MAIL

Pamela Howell
Ruari Regan
Special Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
 Washington, D.C. 20549

Re:	Aquestive Therapeutics, Inc.
Registration Statement on Form S-1
Filed June 27, 2018
Registration No. 333-225924

Dear Ms. Howell:

On behalf of Aquestive Therapeutics, Inc. (the “Company” or “Aquestive”), set forth below is the Company’s supplemental response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2018 (the “Comment Letter”) regarding the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-02005) that was originally submitted to the Commission on April 2, 2018 and, as subsequently revised in Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1, submitted with the Commission on May 22, 2018 and, as subsequently revised in the Registration Statement on Form S-1 (File No. 333-225924) initially filed with the Commission on June 27, 2018 (the “Registration Statement”). In this letter, we are supplementally responding only to comment number 4 in the Comment Letter, the text of which we have incorporated into this response letter for convenience in bold below.

Confidential Treatment Request

 Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Commission’s Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (1992). For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the FOIA Office as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Staff Comment and Company Response

Critical Accounting Policies and Estimates, page 73

Share-Based Payments, page 76

4.          We may have additional comments on your accounting for equity issuances including the non-voting common stock issued in conjunction with the termination of your performance unit plans, stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Rule 83 Confidential Treatment Request by Aquestive Therapeutics, Inc.; Request No. 1

The Company advises the Staff that the Company expects to include an anticipated price range in a pre-effective amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”), which the Company anticipates will commence as soon as July 16, 2018. For purposes of this letter, based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering price range to be reflected on the cover of the Company’s preliminary prospectus would be $[**] to $[**] per share (“Estimated Price Range”), and in the discussions, that follow we use the mid-point of that range ($[**]). All share and per share amounts have been presented after giving effect to an anticipated reverse split to be effected by the Company as discussed below.  The Estimated Price Range does not take into account any discount related to the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or an acquisition of the Company. Prior to the date of this correspondence, the Company and the underwriters had not had any specific discussion regarding the Estimated Price Range.

The Company and its underwriters will more precisely determine the Estimated Price Range to be set forth on the cover of the Company’s prospectus to be included in the Registration Statement.  This determination will not be derived using a formal appraisal of fair value based on the standards set forth in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issues as Compensation (the “Practice Aid”). As is typical in public offerings, the Company’s Estimated Price Range to be set out in a pre-effective amendment to the Registration Statement prospectus will be determined based upon discussions between the Company, its board of directors and the underwriters. The factors that will be considered in setting the Estimated Price Range are expected to include prevailing market conditions, current estimates of the Company’s business potential, the general condition of the securities market, the market prices of, and demand for, publicly-traded common stock of generally comparable companies and such other business or industry developments and factors that may be considered relevant to the estimate.

Please note that unless otherwise indicated, the per share amounts and share amounts in this letter reflect the impact of an anticipated 1-for-[**] reverse stock split that the Company plans to effect prior to the effectiveness of the Registration Statement. The Company advises the staff that the Estimated Price Range to be included in a pre-effective amendment to the Registration Statement, after giving effect to the appropriate reverse stock split, will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.  The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined, as explained above.

Rule 83 Confidential Treatment Request by Aquestive Therapeutics, Inc.; Request No. 2

The Company further advises the Staff that it intends to disclose in its preliminary prospectus the factors the board of directors considered in determining the fair value of common shares including each significant factor contributing to the difference between the Estimated Price Range and the fair value of each equity issuance since March 31, 2018. The Company expects that such disclosure would be generally consistent with the following:

Appraised Fair Value

Aquestive obtained an independent valuation from a third-party valuation expert which was developed in accordance with the Practice Aide.  The valuation at March 31, 2018 of the Company’s equity was $130.2 million.  This resulted in a $6.51 value per share of common stock of the Company, and resulted in a $2.34 value per share of non-voting common stock.  The difference between the expected midpoint of the price range of $[**] and the March 31, 2018 valuation is driven by business and capital structure changes that are described below.  The difference between the $6.51 common stock value and the $2.34 non-voting common stock value has to do with the nature of the non-voting stock, the details of which are described below.

The background of Aquestive’s capital structure is important to understanding the March 31 valuation drivers.  Aquestive is owned 75.4% by its parent company Aquestive Partners LLC (“APL”) in the form of voting common stock and 24.6% by current and former employees in the form of non-voting common stock.  The non-voting common stock of Aquestive is subject to certain limitations until the closing of the Company’s IPO.

APL has a membership equity structure comprised of preferred and common membership units, with each class of membership units possessing liquidation preferences that reflect priorities that can reduce the value of shares with lower priorities. For example, the Company’s Series A-3 preferred interests hold the right to receive the greater of three times their original investment or 10% of remaining distributable assets plus accrued dividends at 8% prior to any distributions to other preferred or common interests.  In contrast, Series A-1 interests may share in any proceeds only to the extent that the more senior preferred interests, including those of the Series A-3 and others have received distributions to which their shares are entitled.  Additional details about each class of equity are provided in the financial statements and footnotes that are included in the Registration Statement. Aquestive’s equity structure is comprised solely of voting and non-voting common stock. The common stock of Aquestive is owned by APL and the employees (and former employees) own the non-voting common stock, which, as previously noted, have other limitations in place until such time as the Company is public.

If APL were sold or liquidated as of March 31, 2018, the holders of non-voting common shares would have received no value for their shares, and all proceeds would have gone to APL members because of the priority liquidation structure.  The essence of such a transaction would either be a direct sale of all interests of the members of APL, or a sale of APL’s primary asset – the common stock of Aquestive Therapeutics, Inc.  However, if Aquestive were sold or liquidated, the proceeds would go to the holders of common shares on a prorated basis.  As of March 31, the likelihood of selling APL or Aquestive was not clear, as such the valuation of the non-voting common shares granted to the employees included an estimation of each possible liquidation scenario, assigning a 50% probability to each.  When applying this methodology on a per share (pro forma reverse split) basis, it resulted in the following estimates of fair value from the independent third-party valuation:

•	Aquestive’s Non-Voting Common Stock: $2.34 per share (considers the equal possibility of liquidation of APL or Aquestive)
•	All Common Stock of Aquestive: $6.51 per share (considers only liquidation of Aquestive)

Valuation of Voting Common Stock and Non-Voting Common Stock as of March 31, 2018

Our estimate of the fair value of Aquestive’s common stock was $6.51 per share at March 31, 2018, after giving effect to the aforementioned estimated reverse stock split. The final reverse split will be determined by our board of directors and supported by a valuation of our business enterprise value prepared by a qualified and independent third-party valuation firm. The Company’s determination of the fair value of the common stock was performed by (i) determining the total equity value of the Company and (ii) allocating the determined total equity value of the Company among the preferred (of APL) and common stock.  The value of the total equity was determined using a discounted cash flow analysis, or income approach, and a market approach which considered enterprise value to revenue multiples of selected public company peers in the biotechnology and pharmaceutical industries. The relevance of each of these two approaches was assessed and weighted in order to estimate equity value. The determined total equity value was then allocated among the preferred (of APL) and common stock using methodologies, approaches and assumptions consistent with the Practice Aid.  The Practice Aid outlines four equity allocation methods, the current value method, the option-pricing method (“OPM”), the probability weighted expected return method (“PWERM”) and the hybrid method.  All four methods were utilized in the Company’s determination of fair value of the common stock. Each of the methods is described as follows:

•
Current Value Method.  The current value method is utilized when a liquidity event is imminent.  The equity value as of a determined liquidity date is allocated to the preferred and common stock consistent with applicable rights and privileges of the preferred and common stock based on the determined equity value as of the determined liquidity date.

•
Option Pricing Method. Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.  The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after any preferred stock or similar liquidation preference is paid.

The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the fair values of securities as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

•
Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

•
Hybrid method. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by the Company, two specific types of future-event scenarios were considered: an IPO scenario and a sale scenario. The OPM was also used in consideration of a third discrete scenario in which the Company would remain privately operated for a period of time preceding an ultimate liquidity event. The total equity value of the Company was estimated for each of the future-event scenarios and then allocated to the preferred and common stock using a current value method.  The common stock value was based on the probability-weighted present value of expected future investment returns considering each of the potential possible outcomes available as well as the rights of each class of stock. The Company then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

In addition, as described briefly above, the appraised value of the non-voting common stock also reflected a further significant value impairment as a consequence of the liquidation preferences inherent in APL’s Series A-3, A-2, A-1 and A Preferred Interests, Senior Common and Common membership unit holders. These liquidation preferences specified the related waterfall requirements that govern the distribution of value to these preferred shareholders in an IPO transaction. Reflecting the distribution of value to the preferred shareholders through the issuance of common stock upon consummation of the IPO, the effect of this waterfall, as reflected in the fair value appraisal, was an appraised value of non-voting common shares of $2.34 per share, as determined by an independent third-party valuation expert.

Valuation of Non-Voting Common Stock as of April 16, 2018

As disclosed in the Registration Statement, certain non-voting common stock was issued in April 2018 upon termination of the Performance Unit Plans, or “PUP Plans”. In determining the estimated fair value of these shares of non-voting common stock, the Company’s board of directors considered the most recent contemporaneous independent third-party valuation of the Company’s enterprise value and non-voting common stock and an assessment of additional objective and subjective factors that the Company believes to be relevant as of the issue date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the issue date include, when applicable, the Company’s stage of development, the Company’s clinical, operating and financial performance and business and financial market conditions generally and in the biotechnology sector. The Company noted no discrete events occurred between March 31, 2018 and April 16, 2018 that would impact the fair value of the Company’s equity. As such, the fair value as of the April 16, 2018 issuance of non-voting common stock was viewed as substantially equivalent to the appraised value of $2.34 per share as of March 31, 2018.

Other Equity Issuances

In addition to the issuance of the non-voting common stock on April 16, 2018 upon termination of the PUP Plan, the Company also granted stock options to purchase shares of the Company’s non-voting common stock on April 18, 2018. Such options were granted at a strike price of $6.51 which is in excess of fair value of the underlying non-voting common shares of $2.34 per share on the date of grant. Such strike price was not intended and should not be construed as representative of the fair value of a share of the Company’s non-voting common stock. The strike price was determined by the Board of Directors and was based on various factors, including the March 31, 2018 appraisal, along with business prospects as deemed relevant, with consideration given to longer term incentives to value realization by grantees.

No equity issuances were made in the past year other than the issuances described above.

Value Growth from Appraised Fair Value to the Mid-Point of the Estimated Price Range

Subsequent to the issuance of the non-voting common shares and stock options for non-voting common shares, in April 2018, many events have occurred, or are continuing to develop, that have contributed to the growth of the equity value of the Company. The following is a summary of the key value driving events:

 The mid-point of our expected offer range of $[**] is based upon an expected pre-money equity valuation of $300 million. The increase in equity value from March 31, 2018 of $6.51 per share, the exercise price of the options granted in April 2018 to the midpoint of the expected offer range of $[**] per share in July 2018 is primarily driven by the following factors:

•
A significant number of milestones have occurred in the Company since mid-April 2018 to the date of this letter.  Many of these milestones were critical in positioning the Company to complete an IPO, and as of the March 31, 2018 appraisal and subsequent April 2018 equity issuances, these milestones had not yet been achieved.  The most significant component drivers of value stem from the completion of the development pathway of Libervant. Completion of the development pathway hinged upon achievement of the following two key milestones:

o
Receipt of Libervant interim data that supports a successful NDA submission to the FDA.  Libervant’s success was a large part of the Company’s total expected discounted cash flow analysis.  The Company believes the “Probability of Success” (POS) of Libervant significantly increased upon review of supportive interim data which the Company received in May 2018.  The incremental value attributable to the positive clinical results is very significant to the value of the Company and its ability to complete an IPO.

o
On June 14, 2018, the Company met with the FDA regarding Libervant and received verbal confirmation of a 505(b)2 approval pathway; with this confirmation, combined with the interim data, the Company’s confidence in submitting an NDA for Libervant in 2018 increased significantly, further supporting  the increase in value.

•	Other business factors, discussed in more detail below, make up the difference in the valuation differential and are significant individually and combined together:

o
The Company expanded its patent portfolio, a key asset of the Company, when it received a Notice of Allowance and Fees Due from the U.S. Patent and Trademark Office for recognition of further patent claims;

o
Investments have been made in the Company’s infrastructure to support future growth. The Company added an experienced Chief Commercial Officer, a Vice President Central Nervous System Solutions, a Commercial Operations Director, a Director of Corporate Marketing and a Director of Neurology Brands. Additionally, the Company increased the size of its sales force in anticipation of regulatory approvals. This additional expertise has significantly strengthened the Company’s capabilities in anticipation of and preparation for the launch of the Company’s first self-commercialized product in the latter part of 2018;

o
In order to further augment the Company’s commercialization capabilities, a new member has been appointed to the Company’s Board of Directors. This new member has a depth of experience and strategic expertise in the area of proprietary new product commercialization;

o	The Company’s AQST-305 proof-of-concept has been further developed and significant clinical efforts are now expected to begin in Q3 2018;

o	Positive feedback and interest was received from potential investors in connection with “testing-the-waters” meetings which occurred in late April and early May 2018;

o	In public markets, investors often apply more qualitative valuation criteria to clinical assets than those contemplated in the appraised fair value of the Company’s common stock;

o
The valuation performed on March 31, 2018, takes into consideration the discount associated with the lack of marketability of the Company’s equity. Shareholders of privately-held companies do not have the same access to trading markets that shareholders of publicly-traded stocks do. Due to this fact, the scenarios contemplated discounts ranging from 10% to 35%; and

o
Finally, market conditions for IPOs have begun to improve in June 2018.  Volatility indicators, such as the VIX, are down significantly from March 31, 2018 and IPOs that have closed in recent weeks have begun to show significant returns for investors.  These market conditions have improved valuation prospects for pending IPOs like Aquestive.  For example, there have been 13 life sciences IPOs in June (above $20 million in deal size). Out of the 13, 11 priced within the range (4 at the top end of the range) and 2 were above the range. Average and median offer-to-current price as of June 27, 2018 close is 22.0% and 24.7%, respectively.

In conclusion, the Company respectfully submits that the difference between the latest valuation as of April 18, 2018 of $6.51 per share of voting common stock and the mid-point of the Estimated Price Range of $[**] per share of voting common stock is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933

The Company further requests, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

* * * * * * *

The Company respectfully requests the Staff’s assistance in completing its review of the information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review, and please contact me at (212)-698-3616 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Keith J. Kendall
John T. Maxwell
Aquestive Therapeutics, Inc.

Divakar Gupta
Daniel I. Goldberg
Ryan Sansom
Cooley LLP